UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
53.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 66,519,814 shares of Common Stock held by Deutsche Telekom AG (“Deutsche Telekom”), (iii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iv) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. Raul Marcelo Claure and Claure Mobile are referred to together as the “Claure Parties”. This sum does not include the 20,000,000 shares of Common Stock subject to the forward purchase contract that Deutsche Telekom entered into with an unaffiliated counterparty on May 21, 2021 (the “Forward Contract”).

**Consists of 538,590,941 shares of Common Stock held by DT Holding and 66,519,814 shares of Common Stock held by Deutsche Telekom.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 66,519,814 shares of Common Stock held by Deutsche Telekom, (iii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iv) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 14, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
47.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**** Based on the number of shares of Common Stock outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 14, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
47.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**** Based on the number of shares of Common Stock outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 14, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
47.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**** Based on the number of shares of Common Stock outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 14, 2023.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 19 (this “Amendment No. 19”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 19 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Dr. Frank Appel, Chairman of Deutsche Telekom’s supervisory board, beneficially owns 190 shares of Common Stock, which represents less than 0.01% of the shares of Common Stock issued and outstanding as of February 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed with the Commission on February 14, 2023. To the best knowledge of the Reporting Persons, Dr. Frank Appel has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Early Unwind of the Forward Contract

On February 22, 2023, Deutsche Telekom entered into an early unwind agreement (the “Unwind Agreement”) that amended the terms of the Forward Contract to provide for the early cash settlement of the forward purchase by Deutsche Telekom of up to 20,000,000 shares of Common Stock, which is the aggregate number of shares of Common Stock covered by the Forward Contract (the "Forward Shares"). Under the terms of the Unwind Agreement, the unaffiliated counterparty will sell up to all of the Forward Shares during the 60 trading days beginning on the date of the Unwind Agreement(the “Unwind Period”). The settlement payment owed by the applicable party to the Unwind Agreement, if any, will be determined based on the volume-weighted average prices at which the applicable Forward Shares are sold during the Unwind Period. The aggregate number of shares of Common Stock covered by the Forward Contract will be reduced share-for-share by the number of Forward Shares sold by the counterparty during the Unwind Period and interest payments with respect to such Forward Shares will be pro-rated during the Unwind Period and no further interest payments shall be payable with respect thereto following the termination of the Unwind Period. If all Forward Shares are sold pursuant to the Unwind Agreement, the Forward Contract will terminate in its entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2023

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Head of Legal Services International Subsidiaries DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Remigius Lalik
	Name:	Remigius Lalik
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Jan Willem Hesselink
	Name:	Jan Willem Hesselink
	Title:	Managing Director

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.  Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board
Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems
Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor
Srinivasan Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Germany
Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)
Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development
Dominique Leroy∞	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe
Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

* = citizen of the United States
† = citizen of the United Kingdom
∞ = citizen of Belgium

II.  Supervisory Board

Name	Business Address	Present Principal Occupation
Dr. Frank Appel (Chairman)	Charles-de-Gaulle-Str. 20 53113 Bonn, Germany	CEO Deutsche Post AG, Bonn
Dr. Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	Former CEO KfW, Frankfurt am Main
Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn
Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn
Katja Hessel	Wilhelmstrasse 97, Berlin, Germany 10117	Parliamentary State Secretary to the Federal Minister of Finance, Berlin
Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg
Dr. Helga Jung	Hahnenbichlstraße 24 86833 Ettringen	Former Member of the Board of Management of Allianz SE, Munich
Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Chairwoman of the Works Council at Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn
Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards
Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528
Senior Vice President, Customer & Public Relations at Deutsche Telekom Business Solutions GmbH, Bonn, Group Officer for Digital Education and School at Deutsche Telekom AG, Bonn, Chairwoman of the Executive Staff Representation Committee of Deutsche Telekom Business Solutions GmbH, Bonn, Deputy Chairwoman of the Group Executive Staff Representation Committee of Deutsche Telekom AG, Bonn.

Harald Krüger	Briennerstraße 29, München, Germany 80333	Former Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich
Kerstin Marx	Friedrich-Ebert-Allee 140, 53113 Bonn	Chairwoman of the Group Works Council of Deutsche Telekom AG, Bonn
Frank Sauerland (Deputy Chairman)	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of Committee, Collective Bargaining Policy, TC /IT National Committee at the ver.di National Executive Board, Berlin
Susanne Schöttke	Hüxstr. 1 23552 Lübeck, Germany	Head of State District North ver.di, Lübeck

Name	Business Address	Present Principal Occupation
Lothar Schröder	Ingelheimer Str. 53 28199 Bremen, Germany	Trade Union Secretary and former Member of the ver.di National Executive Board, Berlin
Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn
Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325	Honorary chairman of acatech senate– Deutsche Akademie der Technikwissenschaften, Berlin
Margret Suckale	Am Rathenaupark 1, Hamburg, Germany 22763	Former member of the Board of Executive Directors of BASF SE, Ludwigshafen
Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District
Stefan B. Wintels	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW, Frankfurt am Main

* = citizen of Greece
† = citizen of Austria